UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

            Nelnet, Inc.
(Name of Issuer)

         Class A Common Stock
(Title of Class of Securities)

            64031N 10 8
(CUSIP Number)

         05/04/2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [ X ] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1) Names of Reporting Persons.

        Shelby J. Butterfield

2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]
        (b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization

        United States

Number of 5) Sole Voting Power 70,586 (1) (3)
Shares
Beneficially
Owned 6) Shared Voting Power 3,703,713 (2) (3)
by Each
Reporting
Person 7) Sole Dispositive Power 70,586 (1) (3)
With:

        8) Shared Dispositive Power 3,703,713 (2) (3)

9) Aggregate Amount Beneficially
        Owned by Each Reporting Person 3,774,299 (3)

10) Check if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions) [ ]

11) Percent of Class Represented by Amount in Row (9) 11.4%

12) Type of Reporting Person (See Instructions) IN

(1) Consists of 70,586 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) held by Shelby J. Butterfield.

(2) Includes (i) 745,745 shares of Class B common stock held by Stephen F. Butterfield immediately prior to his passing on April 16, 2018 and which became part of the Estate of Stephen F. Butterfield (the “Butterfield Estate”),

for which Ms. Butterfield, the surviving spouse of Mr. Butterfield, was appointed to serve as the personal representative on May 4, 2018 (and which Butterfield Estate is included as an additional reporting person in this filing); (ii) 135,332 shares of Class B common stock held by the Stephen F. Butterfield Revocable Living Trust, for which trust Ms. Butterfield became a successor co-trustee upon the passing of Mr. Butterfield; (iii) 1,586,691 shares of Class B common stock owned by Union Financial Services, Inc. (“UFS”), of which Mr. Butterfield owned 50% of the outstanding capital stock immediately prior to his passing and which 50% ownership interest became part of the Butterfield Estate, with the other 50% of the outstanding capital stock of UFS owned by Michael S. Dunlap, Executive Chairman and a substantial shareholder of the issuer; (iv) a total of 729,514 shares of Class B common stock held in eight separate grantor retained annuity trusts (“GRATs”) established by Ms. Butterfield in 2015, for which GRATs Whitetail Rock Capital Management, LLC (“WRCM”), a majority owned subsidiary of the issuer, serves as investment adviser; (v) a total of 343,640 shares of Class B common stock held in four separate GRATs established by Mr. Butterfield in 2015, for which GRATs WRCM serves as investment adviser; (vi) a total of 100,650 shares of Class B common stock held in two separate irrevocable trusts for the benefit of Ms. Butterfield’s minor children; (vii) a total of 200 shares of Class B common stock held by Ms. Butterfield as custodian for her two minor children; and (viii) 61,941 shares of Class B common stock held by a charitable lead annuity trust (“CLAT”) established by Mr. Butterfield, for which CLAT WRCM serves as investment adviser. Ms. Butterfield disclaims beneficial ownership of such shares except to the extent that Ms. Butterfield actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that Ms. Butterfield is a beneficial owner of such shares.

(3) All amounts in Rows 5-9 are as of May 4, 2018.

CUSIP No. 64031N 10 8

1) Names of Reporting Persons.

        Estate of Stephen F. Butterfield

2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]
        (b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization

        Arizona

Number of 5) Sole Voting Power 0
Shares
Beneficially
Owned 6) Shared Voting Power 2,676,076 (1) (2)
by Each
Reporting
Person 7) Sole Dispositive Power 0
With:

        8) Shared Dispositive Power 2,676,076 (1) (2)

9) Aggregate Amount Beneficially
        Owned by Each Reporting Person 2,676,076 (2)

10) Check if the Aggregate Amount in Row (9)
        Excludes Certain Shares (See Instructions) [ ]

11) Percent of Class Represented by Amount in Row (9) 8.4%

12) Type of Reporting Person (See Instructions) OO

(1) Includes (i) 745,745 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) held by Stephen F. Butterfield immediately prior to his passing on April 16, 2018 and which became part of the Estate of Stephen F. Butterfield (the “Butterfield Estate”), for which Shelby J. Butterfield, the surviving spouse of Mr. Butterfield, was appointed to serve as personal representative on May 4, 2018; (ii)

1,586,691 shares of Class B common stock owned by Union Financial Services, Inc. (“UFS”), of which Mr. Butterfield owned 50% of the outstanding capital stock immediately prior to his passing and which became part of the Butterfield Estate, with the other 50% of the outstanding capital stock of UFS owned by Michael S. Dunlap, Executive Chairman and a substantial shareholder of the issuer; and (iii) a total of 343,640 shares of Class B common stock held in four separate grantor retained annuity trusts (“GRATs”) established by Mr. Butterfield in 2015, of which the Butterfield Estate became the annuity term beneficiary upon the passing of Mr. Butterfield, and for which GRATs Whitetail Rock Capital Management, LLC (“WRCM”), a majority owned subsidiary of the issuer, serves as investment adviser. The Butterfield Estate disclaims beneficial ownership of such shares except to the extent that the Butterfield Estate actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that the Butterfield Estate is a beneficial owner of such shares.

(2) All amounts in Rows 6, 8 and 9 are as of May 4, 2018.

Explanatory Note
Shelby J. Butterfield is the surviving spouse of Stephen F. Butterfield, who had previously reported beneficial ownership of the issuer’s Class A common stock (the class of securities to which this statement relates) beginning after the issuer’s initial public offering and registration of such class of securities under Section 12 of the Act in December 2003, in statements (including amendments thereto) on Schedule 13G, with the most recent annual amendment thereto filed by Mr. Butterfield on February 12, 2018. The previous statements on Schedule 13G for Mr. Butterfield were filed pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Act. Mr. Butterfield passed away on April 16, 2018, and Ms. Butterfield was appointed as personal representative of the Estate of Stephen F. Butterfield (the “Butterfield Estate,” which is a separate reporting person in this statement) on May 4, 2018. All shares reported as beneficially owned herein were previously reported as beneficially owned by Mr. Butterfield. In addition, consistent with separate beneficial ownership reporting prior to Mr. Butterfield’s passing, (i) the 1,586,691 shares of the issuer’s Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) owned by Union Financial Services, Inc. (“UFS”) as discussed in footnote (2) to Rows 6) and 8) on the cover page with respect to Ms. Butterfield above and in footnote (1) to Rows 6) and 8) on the cover page with respect to the Butterfield Estate above, which footnotes are incorporated herein by reference, were separately reported as also beneficially owned by UFS and Michael S. Dunlap, Executive Chairman and a substantial shareholder of the issuer who owns 50% of the outstanding capital stock of UFS, in an amendment to Statement on Schedule 13D filed by Mr. Dunlap and UFS on a joint basis on February 12, 2018; and (ii) the shares of Class B common stock held in various grantor retained annuity trusts (“GRATs”) and a charitable lead annuity trust (“CLAT”) as discussed in footnote (2) to Rows 6) and 8) on the cover page with respect to Ms. Butterfield above and in footnote (1) to Rows 6) and 8) on the cover page with respect to the Butterfield Estate above, for which GRATs and CLAT Whitetail Rock Capital Management, LLC (“WRCM”), a majority owned subsidiary of the issuer serves as investment adviser, were included in the shares separately reported as beneficially owned by WRCM in an amendment to Schedule 13G filed by WRCM on February 12, 2018 and in the shares separately reported as beneficially owned by Mr. Dunlap in the amendment to Statement on Schedule 13D filed by Mr. Dunlap and UFS on a joint basis on February 12, 2018.
Item 1.

        (a) Name of Issuer:

Nelnet, Inc.

        (b) Address of Issuer’s Principal Executive Offices:

121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

Item 2.

        (a) Name of Person Filing:

This Schedule is filed jointly by the following reporting persons:

(i)Shelby J. Butterfield

(ii)Estate of Stephen F. Butterfield (the “Butterfield Estate”)

(b) Address of Principal Business Office or, if none, Residence:

The principal business office of Ms. Butterfield and the Butterfield Estate is:

c/o Gallagher & Kennedy
2575 East Camelback Road
Phoenix, Arizona 85016

(c) Citizenship:

        Ms. Butterfield is a United States citizen. The Butterfield Estate is being administered in the State of Arizona.

(d) Title of Class of Securities:

        Class A Common Stock

(e) CUSIP Number:

        64031N 10 8

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)   [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4. Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5) – 11) of the cover pages (and the footnotes thereto) for each of the reporting persons and is incorporated herein by reference.

The percentages incorporated by reference herein are calculated in accordance with SEC Rule 13d-3(d)(1), based on a total of 29,212,160 shares of Class A common stock outstanding as of April 30, 2018, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed on May 8, 2018.

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        As discussed in footnote (2) to Rows 6) and 8) on the cover page with respect to Ms. Butterfield above and in footnote (1) to Rows 6) and 8) on the cover page with respect to the Butterfield Estate above, which are incorporated by reference herein, certain securities reported in this statement are held by or on behalf of persons other than the reporting persons, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certifications

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2020

        Shelby J. Butterfield

/s/ Audra Hoffschneider
Name: Audra Hoffschneider
Title: Attorney-in-Fact*

        Estate of Stephen F. Butterfield

/s/ Audra Hoffschneider
Name: Audra Hoffschneider
Title: Attorney-in-Fact*

* Pursuant to the power of attorney filed as an exhibit to this statement and incorporated herein by reference.

Exhibit Index

Exhibit No. Description

1.Power of Power of Attorney granted by Shelby J. Butterfield, dated March 27, 2020
2.Power of Attorney granted by the Estate of Stephen F. Butterfield, dated March 27, 2020
3.Joint Filing Agreement between Shelby J. Butterfield and the Estate of Stephen F. Butterfield, dated March 27, 2020